SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2 /*/)

                      Plastinum Polymer Technologies Corp.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   727606 10 5
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                                 (CUSIP Number)

                       Laurent Yazmaciyan, Vice President
                     Jose Filella, Assistant Vice President
                       Lombard Odier Darier Hentsch & CIE
                            11, rue de la Corraterie
                            1204, Geneva, Switzerland
                                0041 22 709 24 15
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 25, 2009
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Lombard Odier Darier Hentsch & Cie
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
      or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
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                         7     SOLE VOTING POWER
      NUMBER OF
      SHARES                   0
      BENEFICIALLY       -------------------------------------------------------
      OWNED BY           8     SHARED VOTING POWER
      EACH
      REPORTING                0
      PERSON             -------------------------------------------------------
      WITH               9     SOLE DISPOSITIVE POWER

                               0
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               7,300,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,300,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
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14    TYPE OF REPORTING PERSON*

      PN
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

                                  SCHEDULE 13D

CUSIP No. 727606 10 5
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Richard von Tscharner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |_|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO, PF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d)
      or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
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                         7     SOLE VOTING POWER
      NUMBER OF
      SHARES                   32,418,048
      BENEFICIALLY       -------------------------------------------------------
      OWNED BY           8     SHARED VOTING POWER
      EACH
      REPORTING                0
      PERSON             -------------------------------------------------------
      WITH               9     SOLE DISPOSITIVE POWER

                               25,118,048
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               7,300,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,418,048
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.1%
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14    TYPE OF REPORTING PERSON*

      IN
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

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Plastinum Polymer Technologies Corp. (the "Issuer").

      The address of the Issuer's principal executive office is 10100 Santa Monica Blvd., Suite 300, Los Angeles, CA 90067.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended and restated in its entirety to read as follows:

      On February 20, 2007, LODH acquired 6,430,000 shares of Common Stock of the Issuer as a result of the "spin-off" of the Common Stock of the Issuer from New Generation Holdings, Inc. ("NGH"). In addition, Warrants for the purchase of 3,570,000 shares of Common Stock of NGH acquired by LODH on August 25, 2005 were modified during 2006, in contemplation of the spin-off of the Common Stock of the Issuer by NGH, to permit their exercise for shares of either NGH Common Stock or the Issuer's Common Stock.

      On August 21, 2007, LODH exercised Warrants to purchase 870,000 shares of Common Stock of the Issuer at an exercise price of $0.35 per share or an aggregate exercise price of $304,500. Upon such exercise, the number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons remained at 10,000,000.

      On November 6, 2007, RT acquired 3,800 shares of Series B-1 Convertible Preferred Stock of the Issuer (initially convertible into shares of Common Stock of the Issuer at a conversion price of $0.38 per share) and Warrants exercisable for the purchase of 300,000 shares of Common Stock of the Issuer at an exercise price of $0.57 per share(which Warrants became exercisable on May 7, 2008) for an aggregate purchase price of $380,000.

      On August 25, 2008, warrants to purchase 2,700,000 shares of either NGH Common Stock or the Issuer's Common Stock expired unexercised.

      On January 27, 2009, the Issuer sold and issued to RT a Convertible Promissory Note in the principal amount of $1,000,000 maturing on January 27, 2012 (the "1/09 Note"). The 1/09 Note is convertible into shares of Common Stock at an initial conversion price of $0.22 per share or a total of 4,545,455 shares, subject to adjustment as contained in the Note.

      During February, April and August 2009, a total of 139,260 shares of the Issuer's Common Stock were issued to RT as dividends on shares of Series B-1 Convertible Preferred Stock.

      On June 15, 2009, the Issuer sold and issued to RT a Convertible Promissory Note in the principal amount of $3,000,000 maturing on June 27, 2012 (the "6/09 Note"). The 6/09 Note is convertible into shares of Common Stock at an initial conversion price of $0.28 per share or a total of 10,714,286 shares, subject to adjustment as contained in the Note.

      On September 25, 2009, the Issuer sold and issued to RT a Convertible Promissory Note in the principal amount of $2,000,000 maturing on June 15, 2012 (the "9/09 Note"). The 9/09 Note is convertible into shares of Common Stock at an initial conversion price of $0.24 per share or a total of 8,333,333 shares, subject to adjustment as contained in the Note.

      The funds used to purchase the securities of the Issuer on August 21, 2007, November 6, 2007, January 27, 2009, June 15, 2009 and September 25, 2009
were personal funds of RT.

      As of September 25, 2009, the conversion price of the Series B-1 Convertible Preferred Stock had been reduced to $0.35 per share. As a result, the 3,800 shares of Series B-1 Convertible Preferred Stock acquired by RT are, as of September 25, 2009, convertible into 1,085,714 shares of the Issuer's Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended and restated in its entirety to read as follows:

      (a) LODH beneficially owns in the aggregate 7,300,000 shares of Common Stock, all of which are shares of Common Stock owned by LODH. Based on a total of 99,443,160 shares of Common Stock outstanding as of September 25, 2009 (as calculated according to the information provided by the Issuer and further in accordance with the beneficial ownership rules) the shares and warrants beneficially owned by LODH represent approximately 7.3% of the Issuer's Common Stock.

      RT beneficially owns in the aggregate 32,418,048 shares of Common Stock (which includes (i) 7,300,000 shares of Common stock owned by LODH, (ii) 139,260 shares of Common Stock owned by RT, (iii) shares of Series B-1 Preferred Stock owned by RT immediately convertible into a total of 1,085,714 shares of Common Stock, (iv) immediately exercisable warrants owned by RT to purchase 300,000 shares of Common Stock at an exercise price of $0.57 per share and that expire November 6, 2012, and (v) Notes owned by RT immediately convertible into 23,593,074 shares of Common Stock). Based on a total of 98,777,327 shares of Common Stock outstanding as of September 25, 2009 (as calculated according to the information provided by the Issuer and further in accordance with the beneficial ownership rules) the Issuer's securities beneficially owned by RT represent approximately 26.1% of the Issuer's Common Stock.

      (b) RT has the sole power to vote all of the shares of Common Stock beneficially owned by the Reporting Persons.

      (c) Within the past 60 days, the Reporting Persons have not made any transactions in the Common Stock other than as may be described in Item 3 of this Schedule 13D.

      (d) No persons, other than the Reporting Persons, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

      (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A: Agreement of Joint Filing of Schedule 13D

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 29, 2009


                                        /s/ Richard von Tscharner
                                        ----------------------------------------
                                        Richard von Tscharner


                                        LOMBARD ODIER DARIER HENTSCH & CIE

                                        By: /s/ Laurent Yazmaciyan
                                            ------------------------------------
                                            Name: Laurent Yazmaciyan
                                            Title: Vice President

                                        By: /s/ Jose Filella
                                            ------------------------------------
                                            Name: Jose Filella
                                            Title: Assistant Vice President

                                    EXHIBIT A

                    Agreement of Joint Filing of Schedule 13D

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of the Issuer.

Dated as of: September 29, 2009


                                        /s/ Richard von Tscharner
                                        ----------------------------------------
                                        Richard von Tscharner


                                        LOMBARD ODIER DARIER HENTSCH & CIE

                                        By: /s/ Laurent Yazmaciyan
                                            ------------------------------------
                                            Name: Laurent Yazmaciyan
                                            Title: Vice President

                                        By: /s/ Jose Filella
                                            ------------------------------------
                                            Name: Jose Filella
                                            Title: Assistant Vice President